

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2022

Scott T. Ford
Chief Executive Officer
Westrock Coffee Holdings, LLC
100 River Bluff Drive
Suite 210
Little Rock, Arkansas 77202

> **Re: Westrock Coffee Holdings, LLC**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed July 15 2022**
> **File No. 333-264464**

Dear Mr. Ford:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 29, 2022 letter.

Amendment No. 2 to Registration Statement on Form S-4 filed July 15, 2022

What are the U.S. federal income tax consequences, page 10

1. We note your response to prior comment 1, including the references in your response to lack of guidance directly relevant to the reorganization treatment of mergers in which a SPAC is acquired and factual or legal uncertainties. However, please note that Section III.C.4 of Staff Legal Bulletin No. 19 discusses the issuance of an opinion if there is a lack of authority directly addressing the tax consequences of the transaction, conflicting authority or significant doubt about the tax consequences of the transaction. Please file a tax opinion as an exhibit to the registration statement and revise the disclosure accordingly.

<u>Comparative Historical and Unaudited Pro Forma Per Share Financial Information, page 39</u>

2.   We note your response to prior comment 2 and the revision to your registration statement. Please revise the second sentence of footnote (1), beneath both tables, to clarify that Riverview Class B Shares outstanding at March 31, 2022 was used in the calculation of book value per share of Riverview, rather than weighted average shares.

     You may contact Dale Welcome at 202-551-3865 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Geoff Kruczek at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Brandon C. Price, Esq.